UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated June 15, 2020

Commission File Number 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Board of Directors - Membership changes

Effective as of June 12, 2020, the Board appointed Dr. Heming Cui ("Dr. Cui") as the independent member of the Board as well as members of Audit, and Compensation and Nominating Committees. Dr. Cui meets the Nasdaq Stock Market independence requirements as well as additional independence requirements under U.S. securities laws for membership on the Audit Committee.

Dr. Heming Cui

Dr. Heming Cui is an assistant professor in Computer Science of the University of Hong Kong ("HKU") since January 2015. His research interests are in distributed system, Internet of Things ("IoT"), big-data computing, and parallel computing, with a particular focus on creating software infrastructures and tools to greatly improve the performance, reliability and security of real-world software. After joining HKU, Dr. Cui's research publications mainly contained in two segments: (1) transparent and efficient distributed fault-tolerance systems, and (2) automated program analysis tools that can greatly improve the security of parallel and IoT software. Dr. Cui's research in HKU has led to a series of open source projects as well as publications in international conferences and journals on computer systems (e.g., SOSP, NSDI, ATC, DSN, SOCC, ACSAC, SRDS, JSAC, and TPDS). Dr. Cui's serves on the program committees of international top systems, and networking conferences, including NSDI, ATC, SOCC, DSN, and ICDCS. Much of the source code and evaluation results in Dr. Cui's publications are adopted by global software companies, including RedHat, Android, Ubuntu, and VMWare.

Before joining HKU, Dr. Cui obtained his master and bachelor degrees in Computer Science from Tsinghua University in Beijing, and PhD degree in Computer Science from Columbia University in New York. Dr. Cui is also an independent director of Xped Limited, a company listed on the Australian Securites Exchange, engaged in the IoT and healthcare sector.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 15, 2020

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Executive Chairman and Chief Executive Officer